PUBLIC STORAGE
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,				For the Year Ended December 31,
	2011		2010		2010		2009		2008		2007		2006
	(Amounts in thousands)
Net income	$616,022		$506,904		$696,114		$790,456		$973,872		$487,078		$345,909
Less: Income allocated to noncontrolling interests which do not have fixed charges	(11,875)		(12,301)		(16,561)		(17,203)		(17,668)		(16,527)		(16,014)
Less: Equity in earnings of investments	(41,755)		(27,792)		(38,352)		(53,244)		(20,391)		(12,738)		(11,895)
Add: Cash distributions from investments	41,852		37,377		49,888		49,408		43,455		23,606		17,699
Less: Impact of discontinued operations	(1,118)		(7,889)		(8,180)		6,964		7,894		583		(3,981)
Adjusted net income	603,126		496,299		682,909		776,381		987,162		482,002		331,718
Interest expense	18,779		22,455		30,225		29,916		43,944		63,671		33,062
Total earnings available to cover fixed charges	$621,905		$518,754		$713,134		$806,297		$1,031,106		$545,673		$364,780
Total fixed charges - interest expense (including capitalized interest)	$19,095		$22,775		$30,610		$30,634		$45,942		$68,417		$35,778

Cumulative preferred share cash dividends	$172,926		$174,509		$232,745		$232,431		$239,721		$236,757		$214,218
Preferred partnership unit cash distributions	-		5,438		5,930		9,455		21,612		21,612		19,055
Allocations pursuant to EITF Topic D-42	32,077		4,263		8,289		(78,218)		(33,851)		-		31,493
Total preferred distributions	$205,003		$184,210		$246,964		$163,668		$227,482		$258,369		$264,766
Total combined fixed charges and preferred share distributions	$224,098		$206,985		$277,574		$194,302		$273,424		$326,786		$300,544
Ratio of earnings to fixed charges	32.57	x	22.78	x	23.30	x	26.32	x	22.44	x	7.98	x	10.20	x
Ratio of earnings to fixed charges and preferred share distributions	2.78	x	2.51	x	2.57	x	4.15	x	3.77	x	1.67	x	1.21	x

Exhibit 12